UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2021

Commission File Number: 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

LAS BEGONIAS 415 FLOOR 19,

SAN ISIDRO, LIMA 27, PERU

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐         No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐         No  ☒

May 21, 2021

Messrs.

Superintendence of Capital Markets

Ref: Notice of Material Information – Notice of Decisions Adopted by Shareholders’ Meeting

As required by the Regulation on Material and Reserved Information, approved by means of Resolution SMV No. 005-2014-SMV/01, we inform you that:

Legal Entity: COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Type of Meeting: General Shareholders’ Meeting

Date: 05/21/2021

Time: 9:00 AM

Description of Material Information: The Company’s General Shareholders’ Meeting adopted, by a majority of votes, the only item of the agenda

Comments:

The following items were discussed:

-	Issuance of negotiable obligations in an aggregate amount of up to US$550,000,000 (Five hundred and fifty million United States Dollars) and delegation of authority in favor of the Company’s board of directors for it to adopt any agreements as may be necessary or convenient in order to determine the terms, conditions, characteristics and timing of the Company’s program governing such negotiable obligations.: Approved by a majority of votes

Yours faithfully,

Pedro Angel Torres Torres

Market Relations Officer

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Date: May 24, 2021	By:	/s/ PEDRO ANGEL TORRES TORRES
	Name:	Pedro Angel Torres Torres
	Title:	Market Relations Officer